CONFIDENTIAL

September 17, 2020

Daniel Morris/Lilyanna Peyser

Ta Tanisha Meadows/Jim Allegretto

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wunong Net Technology Co Ltd
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted August 13, 2020
CIK No. 0001787803

Dear Mses. Peyser and Meadows and Messrs. Morris and Allegretto,

On behalf of our client, Wunong Net Technology Co. Ltd , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 11, 2020. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 5 to registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 4 to Draft Registration Statement Submitted on August 13, 2020

Coronavirus (COVID-19) Update, page 51

1. Please address more specifically how COVID-19 has impacted your services, explaining the extent to which you have reopened your business and demand has returned for your business following the lockdown earlier this year. Also, expand your disclosure to explain any current restrictions on businesses in your industry or locale. Further, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, please update your disclosure to discuss any known trends and uncertainties that have had or likely will have a material impact on your business and results of operations. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.

Response:

The peak of the COVID-19 pandemic in China was from February through March 2020. During that time, the Company’s office was closed and its employees worked remotely at home using conferencing software such as Tencent conference software, WeChat software and Dingding software. Fortunately, the Company was able to transition to remote working arrangements without much disruption.

This period coincided with the traditional Chinese New Year, which is typically a peak shopping season. Compounded with the pandemic and threat of a national lockdown, the first quarter saw increased purchases and orders as customers hoarded food products. The Company and its suppliers tried their best to fulfill these orders ahead of schedule ahead of the lockdown. Accordingly, the impact on the pandemic on the Company’s first quarter online operations was minimal.

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During this time, the Company established an epidemic prevention and control team, issued epidemic prevention and safety guidelines, purchased masks, disinfectant and sanitizers for its employees and office.

The pandemic came under control in China during the second quarter of 202.0 Lockdown measures were lifted and the Company’s employees were allowed to return to work, albeit with social distancing and safety measures. The Company was able to receive orders and fulfill them timely and without any disruption. Unfortunately, while China was gradually returning to business, the pandemic raged elsewhere in the world and impacted China’s economy severely. Manufacturing activity came to a standstill as overseas orders were canceled. Chinese residents saw incomes and consequently, disposable income dwindle. This, coupled with the previous hoarding of food products, resulted in fewer orders for the Company’s products during the second quarter as customers tightened their belts and held back spending on perceived “luxury items” (such as premium-priced organic produce) and investing.

Fortunately, with the help of member promotion activities and sales promotions, the Company was able to still show a year-over-year 35% increase in revenue for the half of the year. This, however, fell short of the Company’s original sales forecast for the year.

One of the industries most impacted by the COVID-19 pandemic is the restaurant business. The Company’s franchisees were hesitant to invest any capital in opening restaurants until lockdown measures were lifted for the restaurant industry. This caused the Company’s restaurant expansion plans to be temporarily suspended. The lockdown measures for restaurants were finally lifted in the third quarter. Customers are now able to dine indoors or outdoors without occupancy limits. The Company has been able to resume its restaurant expansion plans and the Company forecasts to resume opening 20-30 franchise restaurants monthly from September through December 2020.

While China has the pandemic largely under control now, there are still isolated reports of imported cases and patients getting re-infected. Given the unpredictable but extremely infectious nature of the COVID-19 virus and until an effective vaccine is introduced, it is entirely within the realm of contemplation that a national or regional lockdown may occur again may should there be a resurgence. In such a scenario, any or all of the abovementioned scenarios may occur again and the repercussions on the Company’s businesses and operations cannot be predicted with any certainty.

Quality Control Team, page 68

2. We note your response to prior comment 3. Please revise to describe the process by which the quality control team that conducts onsite inspections assesses whether products meet national or industry quality standards. If your team is not making onsite assessments and is not independently determining whether these standards have been met, and is instead relying on suppliers to provide proof of government licensure, please revise to clarify. However, if onsite exams are conducted by your team, explain how the exams are performed, how compliance is assessed, and the consequence if a supplier fails to satisfy your private inspection.

Response:

Since the advent of the COVID-19 pandemic, our quality control team will now not conduct on-site inspections unless special circumstances warrant it. We rely on our suppliers to provide proof of government licensure including the relevant quality inspection reports, to prove that they meet national or industry quality standards.

Restaurants, page 68

3. We note your disclosure in this section that you plan to roll out about 100 franchise restaurants in 2020 and 120 restaurants within three years. You state elsewhere in this section that you plan to launch 120 new restaurants in each of 2021 and 2022. Please revise to clarify how many restaurants you intend to open in each of the next three years.

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Response:

The Company’s original plan to roll-out restaurants remains unchanged - 100 in 2020, 120 in 2021, and 120 in 2022. The timeline for opening its franchise restaurants was delayed only because of the COVID-19 pandemic. With the lifting of containment measures in China, the Company has resumed its plans to establish its franchise restaurants in the third quarter of 2020.

Presently, the restaurants are expanding based on the coverage of local service centers. Since the Company is headquartered in Shenzhen, they have already signed franchise agreements for 25 restaurants in the Shenzhen area, which will all be set up by year end, 2020. Based on the status of business negotiations, the Company expects to replicate this model in Huizhou and Zhuhai with executed franchise agreements in October and the setting up of the restaurants thereunder to be completed in November and December 2020. Accordingly, the Company expects to average the establishment of 20-30 restaurants per month from September through December 2020 with an aggregate of 100 by the end of 2020.

4. In your supplemental response to prior comment 4, you state that the company expects to launch 50-70 franchise restaurants June 30, 2020 and thereafter will launch another 40 restaurants per month. However, your revised disclosure in the registration statement states that the company will launch 32 restaurants per month beginning in September 2020. Please reconcile. In addition, please update your disclosure to reflect the number of restaurants launched as of the submission date of your next amendment. Lastly, revise to address the relevant milestones necessary to successfully scale up food supply, marketing, and management logistics from one restaurant to a chain of restaurants, as well as the associated risks and difficulties of doing the same. In this regard, we do not believe that it necessarily follows that the operations and associated challenges of a single restaurant would be the same as those of a large chain. Please advise.

Response:

We have reconciled the inconsistencies. As of the date of submission of the Revised Draft Registration Statement, the Company has signed franchise agreements for 25 restaurants in the Shenzhen area, which will all be set up by year’s end.

As mentioned above, the Company plans to roll-out its expansion plans based on its “local service center-centric” model, spear-headed by its Shenzhen headquarters. The Company expects to replicate this model in Huizhou and Zhuhai with executed franchise agreements in October. Each aspect of operations will be replicated – from food supply chain, marketing and management logistics with the exception that management will be coordinated from the relevant local service center level instead of the Company’s Shenzhen headquarters. Each local service center will function autonomously but in accordance with the franchise model. Each restaurant is also integrated with the others within the same group. Management of the Company will, however, form the backbone and provide back room support, such as problem-solving to the local service center and its restaurants. For example, the Company’s existing suppliers will provide the food supplies to these new restaurants. Marketing will follow that used by the Company but localized to the various districts.

China has already eased lockdown measures and re-opened “green channel measures” for the logistics and transportation of the food to ensure the effective supply of food to our restaurants. The only challenges the Company foresees, if any, would be in managing the local service centers and ensuring their and their restaurants’ compliance with the franchise model, both from an operational aspect and in the quality of restaurants’ services and offerings.

5. Please revise to describe the material terms of your franchising agreements, including termination provisions, services rendered by each party under the agreements, and any financing arrangements whereby the company or preferred lenders provide funding to franchisees.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response:

Responsive to the Staff’s comments, the Company has added disclosure of the material terms of its franchising agreements.

Social Media, page 82

6. We are unable to locate your response to prior comment 5; therefore, we re-issue the comment. To the extent that you use key performance indicators in managing your business, please consider revising your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts. Alternatively, explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.

Response:

The Company has included disclosure of key performance indicators titled “How to Assess the Company’s Performance” to discuss how these measures are calculated and used.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law , the audit engagement partner at Friedman LLP, Lola Cheng by telephone at (516) 281 9179 or via email at CLu@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Friedman LLP (Lola Cheng, CLu@friedmanllp.com)
Wunong Net Technology Co. Ltd (hoganzhang89@yahoo.com.hk ;xcb@wnw108.com)

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW